UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of earliest event reported)

April 8, 2004

Commission File Number 0-24395

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**94-2450490**
(State or Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)
Telephone: **(415) 715-3900**

Item 5. Other Events

On April 2, 2004, the Board of Directors of bebe stores, inc. approved a 3-for-2 split of its common stock, $.001 par value. As a result of the stock split, shareholders will receive one additional share of common stock for every two shares held on the record date of April 21, 2004. The additional shares will be mailed or delivered on or about May 5, 2004 by the Registrant's transfer agent, Computershare Investor Services. Fractional shares will be settled in cash. On April 6, 2004, bebe stores, inc. issued a press release announcing the stock split which is attached hereto as Exhibit 99.1

Item 7. Financial Statements and Exhibits

(c) Exhibits

99.1.   Press Release dated April 6, 2004.

The press release relating to the 3 for 2 Stock Split is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated April 8, 2004

bebe stores, inc.

/s/ Walter Parks

_____
Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
      Chief Financial Officer
      bebe stores, inc.
      (415) 715-3900

bebe stores, inc. Announces 3 for 2 Stock Split

BRISBANE, CALIF. – April 6, 2004 – bebe stores, inc. (Nasdaq: BEBE) today announced that its Board of Directors has declared a three-for-two stock split.

In connection with the stock split, each share of bebe's common stock held by shareholders of record at the close of business on April 21, 2004 will be split and converted into 1.5 shares of bebe common stock. New shares will be issued by the Company's transfer agent, Computershare, at the close of business on May 5, 2004. The Company's common stock will begin trading on the Nasdaq National Market on a split-adjusted basis on May 6, 2004. Following the stock split, the Company will have approximately 39.0 million shares outstanding, based on the number of shares outstanding as of April 5, 2004. In addition, bebe will increase its authorized number of shares of common stock from 40 million to 60 million concurrent with the stock split.

All fractional shares resulting from the stock split will be repurchased by the Company at the fair market value of the Company's common stock based on the closing sales price per share on April 21, 2004, as reported on the Nasdaq National Market System.

If a shareholder is contemplating a sale of the company's shares between the record date and the payment date, he or she should consult a broker regarding entitlement to the split shares.

"This stock split is in response to bebe's growth over the last year and the increase in the market price for our common stock over that period. This split will reduce the price per share, and is intended to broaden our shareholder base and increase the availability of shares for trading," said Walter Parks, Chief Financial Officer.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe and BEBE SPORT brand names. bebe currently operates 191 stores, of which 173 are bebe stores and 18 are BEBE SPORT stores. These stores are located in the United States and Canada. In addition, we have an online store at www.bebe.com.

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